Exhibit 99(h)(22)

UCM Partners, L.P.
52 Vanderbilt Ave.
Suite 401
New York, NY 10017

March 26, 2010

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Utendahl Capital Management, LP (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding taxes, extraordinary expenses, independent trustee fees and expenses, brokerage fees and commissions, and borrowing costs including interest and dividend expenses on short sales and acquired fund fees and expenses) for the UCM Floating NAV Fund, UCM Credit Floating NAV Fund and UCM Government Floating NAV Fund (each a “Fund”, collectively, the “Funds”), each a series of the Forum Funds (the “Trust”), so that total annual operating expenses of each Fund does not exceed 0.20%, through April 1, 2011.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Funds. Unless otherwise amended or terminated, this agreement will terminate on April 1, 2011.

Very Truly Yours,

Utendahl Capital Management, LP

By: /s/ Gregory Parsons
      Gregory Parsons